Exhibit 99.4

CooTek Announces Third Quarter 2020 Unaudited Results

SHANGHAI, China, December 15, 2020 – CooTek (Cayman) Inc. (NYSE: CTK) ("CooTek" or the "Company"), a fast-growing global mobile internet company, today reported unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights

●	Net revenue was US$105.7 million, an increase of 238% from US$31.3 million during the same period last year.
●	Gross profit was US$98.9 million, an increase of 261% from US$27.4 million during the same period last year.
●	Gross profit margin was 93.6%, an increase of 6% year-over-year.
●	Net loss was US$22.0 million, compared with net loss of US$16.2 million during the same period last year.
●	Adjusted net loss[1] (Non-GAAP) was US$20.5 million, compared with adjusted net loss (Non-GAAP) of US$15.4 million during the same period last year.
●	The Company’s Portfolio Products[2] contributed approximately 99% of total revenues, with a focus on three main categories: online literature, scenario-based content apps, and casual games.

September 2020 Operational Highlights

●	Average daily active users (“DAUs”) of the Company’s Portfolio Products were 27.7 million, an increase of 16% from 23.9 million in September 2019. Monthly active users (“MAUs”) of the Company’s Portfolio Products were 94.8 million, an increase of 40% from 67.5 million in September 2019.
●	Average DAUs of the Company’s online literature products were 10.0 million, increased significantly from 2.0 million in September 2019. MAUs of the Company’s online literature products were 29.5 million, increased significantly from 11.0 million in September 2019. The average daily reading time[3] of the key product Fengdu Novel users further increased to 130 minutes in September 2020 from 110 minutes in June 2020.
●	Average DAUs of the Company’s TouchPal Smart Input were 130.0 million. MAUs of the Company’s TouchPal Smart Input were 169.4 million.

“I am pleased to report a resilient third quarter with revenue of US$105.7 million compared to US$31.3 million a year ago,” commented Mr. Karl Zhang, CooTek’s Chairman. “Driven by the strategic enhancement of our content ecosystem, we further upgraded and strengthened our core products aiming at delivering the sustainable business growth. We reinforced the market position of Fengdu Novel which ranked 3rd in terms of MAUs in free online literature market in China4 with continuous growth in our user base. With its DAUs exceeding 10 million during the third quarter of 2020, Fengdu Novel constituted the core component of our content-rich portfolio with a strong emphasis on balancing its user expansion and user retention. We have been rapidly developing its customized content production model which contribute to its competitive user stickiness. Going forward, we will strive to further expand our content ecosystem by leveraging the core strength of Fengdu Novel and the growth synergy that we can achieve among the three main business segments of content-rich mobile apps.”

Mr. Robert Cui, CooTek’s CFO further commented, “Despite the growth pressure in global mobile internet advertising market, we still increased our revenue by 238% during the third quarter of 2020 compared to the same period in 2019. More importantly, we have witnessed solid growth in our online literature business in terms of its user base and revenue since the first quarter of 2019. We will continue to invest in the content and user expansion of Fengdu Novel by maintaining a reasonable return on investment level. We are convinced that our development strategy will result in building up a synergetic and diversified content ecosystem.”

(in millions)	Portfolio Products
	Portfolio Products		Including: Online literature
	DAUs	MAUs	DAUs	MAUs
Sep' 18	11.0	33.7	-	-
Dec' 18	16.9	46.1	-	-
Mar' 19	23.1	59.8	0.3	0.9
Jun' 19	27.6	65.1	0.3	1.6
Sep' 19	23.9	67.5	2.0	11.0
Dec' 19	24.7	74.6	4.8	19.3
Mar' 20	25.2	89.2	7.3	29.1
Jun' 20	23.9	83.5	8.1	28.4
Sep' 20	27.7	94.8	10.0	29.5

1           “Adjusted net income (loss)” (Non-GAAP) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation. For further information, please see “Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2           “Portfolio Products” is to the mobile applications that we develop and provide to our users and business partners, which exclude TouchPal Smart Input and TouchPal Phonebook.

3           “Average daily reading time” for any day is calculated by dividing (i) the sum of time spent on reading books on our Fengdu Novel for such day, by (ii) the number of Fengdu Novel users who spent time on reading books for such day. The average daily reading time for any month is calculated by dividing (i) the sum of average daily reading time for each day in such month, by (ii) the number of days in such month.

4           According to Quest Mobile, a professional business intelligence services provider in China’s mobile internet market.

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Third Quarter 2020 Financial Results

Net Revenues

(in US$ thousands, except percentage)	3Q 2020	2Q 2020	3Q 2019	QoQ % Change	YoY % Change

Mobile Advertising Revenue	104,842	125,774	30,548	(17)%	243%
Other Revenue	815	622	722	31%	13%
Total Net Revenues	105,657	126,396	31,270	(16)%	238%

Net revenues were US$105.7 million, an increase of 238% from US$31.3 million during the third quarter of 2019 and a decrease of 16% from US$126.4 million in the previous quarter. The fluctuation was primarily due to changes in our mobile advertising revenue.

Mobile advertising revenue was US$104.8 million, an increase of 243% from US$30.5 million during the third quarter of 2019 mainly due to increase in our user base and number of portfolio products, and a decrease of 17% from US$125.8 million in the previous quarter mainly due to restructuring of our portfolio products.

Our portfolio products focus on three categories: online literature, scenario-based content apps and casual games. Online literature accounted for approximately 34%, scenario-based content apps accounted for approximately 24%, and casual games accounted for approximately 41% of total net revenue.

Cost and Operating Expenses

	3Q 2020		2Q 2020		3Q 2019		QoQ %	YoY %
(in US$ thousands, except percentage)	US$	% of revenue	US$	% of revenue	US$	% of revenue	Change	Change

Cost of revenues	6,784	6%	5,691	5%	3,912	13%	19%	73%
Sales and marketing	107,842	102%	105,999	84%	33,463	107%	2%	222%
Research and development	8,204	8%	8,103	6%	6,933	22%	1%	18%
General and administrative	3,707	4%	4,136	3%	3,387	11%	(10)%	9%
Other operating loss (income), net	1,064	1%	(446)	(0)%	(58)	0%	(339)%	(1934)%
Total Cost and Expenses	127,601	121%	123,483	98%	47,637	153%	3%	168%

Share-based compensation expenses by function
Cost of revenues	75	0.1%	71	0.1%	25	0.1%	6%	200%
Sales and marketing	59	0.1%	61	0.0%	32	0.1%	(3)%	84%
Research and development	815	0.8%	862	0.7%	700	2.2%	(5)%	16%
General and administrative	492	0.5%	430	0.3%	129	0.4%	14%	281%
Total share-based compensation expenses	1,441	1.5%	1,424	1.1%	886	2.8%	1%	63%

Cost of revenues was US$6.8 million, an increase of 73% from US$3.9 million during the same period last year, and an increase of 19% from US$5.7 million in the previous quarter. The year-over-year increase was mainly due to an increase in content costs paid to freelancers and third-party content distributors. The sequential increase was mainly due to the investment in operational workforce and maintenance-related expenses.

Gross profit was US$98.9 million, an increase of 261% from US$27.4 million during the same period last year, and a decrease of 18% from US$120.7 million in the previous quarter. Gross profit margin was 93.6%, compared with 87.5% in the same period last year and 95.5% in the previous quarter.

Sales and marketing expenses were US$107.8 million, an increase of 222% from US$33.5 million during the same period last year, and an increase of 2% from US$106.0 million in the previous quarter. As a percentage of total revenue, sales and marketing expenses accounted for 102%, compared with 107% during the same period last year, and 84% in the previous quarter. The sequential and year-over-year increases in sales and marketing expenses were primarily due to increased investment in user acquisition.

Research and development expenses were US$8.2 million, an increase of 18% from US$6.9 million during the same period last year and an increase of 1% from US$8.1 million in the previous quarter. The year-over-year increase was primarily due to an increase in costs associated with technology R&D staff. As a percentage of total net revenue, research and development expenses accounted for 8%, compared with 22% during the same period last year and 6% in the previous quarter.

General and administrative expenses were US$3.7 million, an increase of 9% from US$3.4 million during the same period last year and a decrease of 10% from US$4.1 million in the previous quarter. The year-over-year increase was mainly due to an increase in costs associated with G&A staff and share-based compensation expenses. The sequential decrease was mainly due to the reversal of accrued provision for bad debts on the collection of accounts receivables. As a percentage of total net revenue, general and administrative expenses accounted for 4%, compared with 11% during the same period last year and 3% in the previous quarter.

Other operating loss, net was US$1.1 million, compared with other operating income, net US$0.06 million during the same period last year and other operating income, net US$0.4 million in the previous quarter. The other operating loss during this quarter mainly relates to compensation payment to victims of alleged misconducts of certain third-party advertisers perpetrated on the Company's platform that the Company deposited to an escrow account controlled by a local authority conducting investigation on the advertisers.

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Net loss was US$22.0 million, compared with net loss of US$16.2 million during the same period last year and a net income of US$3.1 million in the previous quarter.

Adjusted net loss was US$20.5 million, compared with adjusted net loss of US$15.4 million in the same period last year and adjusted net income of US$4.5 million in the previous quarter.

In US$ thousands, except percentage	3Q 2020	2Q 2020	3Q 2019	QoQ % Change	YoY % Change

Net income (loss)	(21,964)	3,119	(16,246)	(804)%	35%
Add: Share-based Compensation related to share options and restricted share units	1,441	1,424	886	1%	63%
Adjusted Net Income (Loss) (Non-GAAP)	(20,523)	4,543	(15,360)	(552)%	34%

Basic and diluted net loss per ADS were US$0.36 and US$0.36, and basic and diluted Adjusted net loss (Non-GAAP) per ADS were US$0.33 and US$0.33.

Balance Sheet and Cash Flows

As of September 30, 2020, cash, cash equivalents and restricted cash were US$61.0 million, compared with US$64.9 million as of June 30, 2020. As of September 30, 2020, current portion of restricted cash were US$0.06 million, representing amounts held in Company's bank account as guarantee deposit for payments processing services provided by the bank. Amount of US$2.4 million, held in Company's bank accounts were frozen by the PRC local authority in connection with its investigation of alleged misconducts of certain third-party advertisers perpetrated on the Company's platform. In October 2020, an additional US$18.4 million was deposited into these frozen bank accounts. The Company is still in the process of cooperating with the relevant authority on such investigation and expect the funds to be released upon the completion of such investigation, the timing of which is out of the Company's control. In the interim, the Company cannot dispose of cash and cash equivalents in the frozen bank accounts.

Net cash outflow from operating activities during the third quarter of 2020 was US$14.4 million, compared with net cash outflow from operating activities of US$6.7 million for the same period in 2019 and net cash inflow from operating activities of US$5.4 million during the previous quarter. Cash outflow from operating activities during the third quarter of 2020 was mainly due to loss from operations.

Share Repurchase Plan

On May 18, 2020, the Company announced a share repurchase program (the “2020 Program”) whereby the Company is authorized to repurchase its class A ordinary shares in the form of ADSs with an aggregate value of up to US$20 million during the 12-month period starting from May 18, 2020. The Company expects to fund the repurchases under this program with its existing cash balance. As of September 30, 2020, the Company had used an aggregate of US$3.3 million to repurchase 0.5 million ADSs under the 2020 Program and recorded as treasury stock.

Business Outlook

For the fourth quarter of 2020, the Company expects total revenue to be approximately US$106 million, representing a year-over-year increase of approximately 54%. For the fiscal year of 2020, the Company expects total revenue to be approximately US$445 million, representing a year-over-year increase of approximately 150%. This outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations, which are subject to change in light of various uncertainties, including those related to the ongoing COVID-19 pandemic.

Conference Call and Webcast

The Company management team will host a conference call at 8:00 AM U.S. Eastern Time on December 15, 2020 (9:00 PM Beijing Time on the same day), following the results announcement.

The dial-in details for the live conference call are:

United States: 1-888-346-8982

Hong Kong: 800-905-945

Mainland China: 4001-201-203

International: 1-412-902-4272

Please dial in 15 minutes before the call is scheduled to begin. When prompted, ask to be connected to the CooTek (Cayman) Inc. call.

A live webcast and archive of the conference call will be available on the Investor Relations section of the Company’s website at https://ir.cootek.com/.

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About CooTek (Cayman) Inc.

CooTek is a fast-growing mobile internet company with a global vision, that offers content-rich mobile applications, focusing on three categories: online literature, scenario-based content apps and casual games. CooTek’s mission is to empower everyone to enjoy relevant content seamlessly. CooTek’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users' ever-evolving content needs and helps it rapidly attract targeted users.

Non-GAAP Financial Measure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), the Company uses non-GAAP financial measure of adjusted net (loss) income that is adjusted from results based on GAAP to exclude the impact of share-based compensation, and Adjusted EBITDA that is net (loss) income excluding interest income and expense, income taxes, depreciation and amortization, and share-based compensation. The measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

The Company believes that the non-GAAP measure help identify underlying financial and business trends relating to the Company’s results of operations that could otherwise be distorted by the effect of certain expenses that the Company include in (loss) income from operations and net (loss) income. By making the Company’s financial results comparable period over period, the Company believes adjusted net (loss) income and Adjusted EBITDA provides useful information to better understand the Company’s historical business operations and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision-making. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from the non-GAAP measure. The table at the bottom of this press release includes details on the reconciliation between GAAP financial measure that is most directly comparable to the non-GAAP financial measure the Company has presented.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; relevant government policies and regulations relating to the industry and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in CooTek’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For investor enquiries, please contact:

CooTek (Cayman) Inc.

Mr. Robert Yi Cui

Email: IR@cootek.com

ICA (Institutional Capital Advisory)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: cootek@icaasia.com

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CooTek (Cayman) INC.

Unaudited Condensed Consolidated Statement of Operations

(in thousands, except for share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2019	2020	2020	2019	2020
	US$	US$	US$	US$	US$

Net revenues	31,270	126,396	105,657	108,900	339,066
Cost of revenues	(3,912)	(5,691)	(6,784)	(11,435)	(17,057)
Gross Profit	27,358	120,705	98,873	97,465	322,009
Operating expenses:
Sales and marketing expenses	(33,463)	(105,999)	(107,842)	(93,534)	(316,277)
Research and development expenses	(6,933)	(8,103)	(8,204)	(21,198)	(23,154)
General and administrative expenses	(3,387)	(4,136)	(3,707)	(13,504)	(11,144)
Other operating income, net	58	446	(1,064)	229	(228)
Total operating expenses	(43,725)	(117,792)	(120,817)	(128,007)	(350,803)
(Loss) income from operations	(16,367)	2,913	(21,944)	(30,542)	(28,794)
Interest income, net	118	211	(7)	709	227
Foreign exchange gain (loss)	3	(2)	(13)	(365)	(13)
(Loss) income before income taxes	(16,246)	3,122	(21,964)	(30,198)	(28,580)
Income tax expense	—	(3)	—	(2)	(3)
Net (loss) income	(16,246)	3,119	(21,964)	(30,200)	(28,583)
Net (loss) income per ordinary share
Basic	(0.005)	0.001	(0.007)	(0.01)	(0.01)
Diluted	(0.005)	0.001	(0.007)	(0.01)	(0.01)
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	3,148,392,266	3,084,894,043	3,070,510,051	3,163,501,054	3,086,630,271
Diluted	3,148,392,266	3,222,716,303	3,070,510,051	3,163,501,054	3,086,630,271
Non-GAAP Financial Data
Adjusted Net (Loss) income	(15,360)	4,543	(20,523)	(26,983)	(24,777)
Adjusted EBITDA	(14,469)	5,123	(19,318)	(25,594)	(22,263)

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Unaudited Condensed Consolidated Balance Sheets

(in thousands, except for share and per share data)

	As of
	June 30,	September 30,
	2020	2020
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	64,861	58,478
Restricted cash	60	60
Short-term investment	13,550	550
Accounts receivable, net of allowance for doubtful accounts of $2,262 as of June 30, 2020 and $1,962 as of September 30, 2020, respectively	34,043	29,083
Prepaid expenses and other current assets	9,900	10,764
Total current assets	122,414	98,935
Long-term restricted cash	—	2,473
Long-term investments	141	147
Property and equipment, net	5,544	5,597
Intangible assets, net	352	420
Other non-current assets	787	757
TOTAL ASSETS	129,238	108,329
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	64,408	64,805
Short-term bank borrowings	14,686	14,822
Accrued salary and benefits	6,618	7,748
Accrued expenses and other current liabilities	8,433	10,215
Deferred revenue	6,160	4,697
Total current liabilities	100,305	102,287
Other non-current liabilities	562	494
TOTAL LIABILITIES	100,867	102,781

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Unaudited Condensed Consolidated Balance Sheets (continued):

(in thousands, except for share and per share data)

	As of
	June 30, 2020	September 30, 2020
	US$	US$

Shareholders’ Equity:
Ordinary shares	31	31
Treasury Stock	(6,935)	(3,323)
Additional paid-in capital	196,750	192,376
Accumulated deficit	(160,217)	(182,181)
Accumulated other comprehensive loss	(1,258)	(1,355)
Total Shareholders' Equity	28,371	5,548
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	129,238	108,329

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Unaudited Condensed Consolidated Statement of Cash Flows

 (in thousands, except for share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2019	2020	2020	2019	2020
	US$	US$	US$	US$	US$

Net cash (used in) provided by operating activities	(6,689)	5,402	(14,393)	(18,899)	5,969
Net cash (used in) provided by investing activities	(775)	(13,859)	12,266	(4,097)	(2,362)
Net cash provided by (used in) financing activities	1,494	3,100	(2,183)	(5,233)	(2,937)
Net (decrease) increase in cash and cash equivalents	(5,970)	(5,357)	(4,310)	(28,229)	670
Cash, cash equivalents, and restricted cash at beginning of period	62,774	70,026	64,921	84,860	59,966
Effect of exchange rate changes on cash and cash equivalents	(534)	252	400	(361)	375
Cash, cash equivalents, and restricted cash at end of period	56,270	64,921	61,011	56,270	61,011

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Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2019	2020	2020	2019	2020
	US$	US$	US$	US$	US$

Net (loss) income	(16,246)	3,119	(21,964)	(30,200)	(28,583)
Add:
Share-based compensation related to share options and restricted share units	886	1,424	1,441	3,217	3,806
Adjusted Net (Loss) Income (Non-GAAP)*	(15,360)	4,543	(20,523)	(26,983)	(24,777)
Add:
Interest income, net	(118)	(211)	7	(709)	(227)
Income taxes	—	3	—	2	3
Depreciation and amortization	1,009	788	1,198	2,096	2,738
Adjusted EBITDA (Non-GAAP)*	(14,469)	5,123	(19,318)	(25,594)	(22,263)

* The tax impact to the non-GAAP adjustments is zero.

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